UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monadnock Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 West Ninth Street, #220
(No. and Street)

Wilmington (City) DE (State) 19801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Bigelow 302-295-1215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

14046474

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Bigelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monadnock Securities, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JENNA E DIETRICH
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Nov 7 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

MONADNOCK CAPITAL MANAGEMENT, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

MONADNOCK SECURITIES, LP

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 753-1959
FAX (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Monadnock Securities, LP

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Monadnock Securities, LP (the "Partnership") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stonnington Group, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2014

MONADNOCK SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	27,821
Other assets		899
	$	**28,720**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Accounts payable	$	293
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
PARTNERS' CAPITAL (Note 2)		28,427
	$	**28,720**

The accompanying notes are an integral part of this statement

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Monadnock Securities, LP (the "Partnership") is a limited partnership organized on February 2, 2009 under the laws of the state of Delaware. The Partnership was founded to allow accredited Investors to selectively participate in alternate private placement stock offerings not typically available to them. The Partnership was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 19, 2010.

Revenue recognition

The Partnership recognizes revenues as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

15c3-3 exemption

The Partnership under Rule 15c3-3(k)(2)(i) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of cash flows, the Partnership considers money market funds with original maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Partnership is recognized as a limited partnership by the Internal Revenue Service. Accordingly, the Partnership's partners are liable for federal and state income taxes on its taxable income.

*NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (concluded)*

Income taxes *(concluded)*

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Partnership is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

*NOTE 2 - **NET CAPITAL REQUIREMENTS***

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Partnership had net capital and net capital requirements of $27,528 and $5,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.01 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

*NOTE 3 - **COMMITMENTS AND RELATED PARTY TRANSACTIONS***

The Partnership leases office space from a related party under a month-to-month operating lease for 2013. The Partnership paid the related party $4,100 for rent during the year ended December 31, 2013.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Partnership's financial instruments including cash and cash equivalents, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Partnership is in the business of syndicating and marketing private placements of stock to accredited investors. Its business is directly affected by downturns in the market and its ability to raise capital during distressed economic conditions.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.